SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: December 1, 2008

Eltek Announces Posting of Annual Report on its Website

PETACH-TIKVA, Israel, December 1, 2008 (BUSINESS WIRE) – Eltek Ltd. (Nasdaq:ELTK – News), the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced that it has posted its annual report containing its audited consolidated financial statements for the year ended December 31, 2007 on its website (www.eltekglobal.com). The annual report on Form 20-F was filed with the U.S. Securities and Exchange Commission on April 28, 2008 and is also available on its website (http://www.sec.gov). Shareholders may receive a hard copy of the annual report free of charge upon request.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Contact:
Eltek Ltd.
Amnon Shemer, +972-3-9395050
Chief Financial Officer
amnons@eltek.co.il